                            SECURITIES AND EXCHANGE
                                  COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                            ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)


                CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   013068101
                           ------------------------
                                (CUSIP Number)

Marshall E. Eisenberg                         Leonard H. Lavin
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, IL 60160
Chicago, Illinois  60602                      (708) 450-3100
(312) 269-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 9, 2001
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages

--------------------------                              ----------------------
  CUSIP NO. 013068101               13D                   Page 2 of 7 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Leonard H. Lavin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          922
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8          8,164,266

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          922
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10         8,164,266

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         8,165,188

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12 Excluded are 740,304 Class B shares held by Lavin's spouse as a trustee or co-trustee of trusts for the benefit of their children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.
                                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         24.77%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         IN

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

--------------------------                              ----------------------
  CUSIP NO. 013068101               13D                   Page 3 of 7 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Bernice E. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8          3,409,884

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10         3,409,884

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         3,409,884

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not applicable                                                  [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         10.35%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         OO

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

--------------------------                              ----------------------
  CUSIP NO. 013068101               13D                   Page 4 of 7 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Leonard H. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7          0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8          4,234,382

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10         4,234,382

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         4,234,382

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not applicable                                                  [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         12.85%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14         OO

------------------------------------------------------------------------------
* SEE INSTRUCTIONS

--------------------------                              ----------------------
  CUSIP NO. 013068101               13D                   Page 5 of 7 Pages
--------------------------                              ----------------------

Item 1.  Security and Issuer.

         Title of Class of Securities:      Class B Common Stock, $.22 par value per share
                                            ("shares" or "Class B shares")

         Name and Address of Issuer:        Alberto-Culver Company (the "Company")
                                            2525 Armitage Avenue
                                            Melrose Park, IL  60160

Item 2.  Identity and Background.

         (a)  Name of Person Filing:        (1)      Leonard H. Lavin ("Lavin")
                                            (2)      Bernice E. Lavin Trust, u/a/d 12/18/87
                                                     ("BEL Trust")
                                            (3)      Leonard H. Lavin, u/a/d 12/18/87
                                                     ("LHL Trust")

         (b)  Address:                      (1), (2) c/o Leonard H. Lavin
                                            and (3)  2525 Armitage Avenue
                                                     Melrose Park, IL  60160

         (c)  Principal Business:           (1)      Lavin, an individual, is a Director
                                                     and Chairman of the Company.
                                            (2)      Trust Administration
                                            (3)      Trust Administration

         (d)  Prior Criminal Convictions:   None

         (e)  Prior Civil Proceedings with
              Respect to Federal or State
              Securities Laws:              None

         (f)  Citizenship/Organization:     (1)      U.S. Citizen
                                            (2)      Illinois Trust
                                            (3)      Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

        On February 9, 2001, Lavin as sole trustee of the LHL Trust, added his wife, Bernice E. Lavin, and his daughter, Carol L. Bernick ("Mrs. Bernick"), as co-trustee of the LHL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the LHL Trust. Also on February 9, 2001, Bernice E. Lavin added Lavin and Mrs. Bernick as co-trustees of the BEL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the BEL Trust. The BEL Trust owns 3,409,884 Class B shares and 64 shares of Class A common stock of the Company ("Class A shares"). The LHL Trust owns 4,234,382 Class B shares.


Item 4. Purpose of Transaction.

        The transactions were for the Lavin family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

-----------------------                                   ---------------------
  CUSIP NO. 013068101               13D                     Page 6 of 7 Pages
-----------------------                                   ---------------------

Item 5.   Interest in Securities of the Issuer.

     (a) (i) Amount of Class B Shares Beneficially Owned: 8,165,188 shares total; 922 shares held directly; 3,409,884 shares held as co-trustee of the BEL Trust; 4,234,382 shares held as co-trustee of the LHL Trust; and 520,000 shares held by Lavin Family Foundation (a charitable private foundation of which Lavin is the President and a Director).

          (ii) Percentage of Class B Shares Beneficially Owned: 24.77% total:
               .003% held directly; 10.35% as co-trustee of the BEL Trust; 12.85% as co-trustee of the LHL Trust; and 1.58% by Lavin Family Foundation (based upon 32,957,471 shares outstanding as of December 1, 2000).

     (b)  Number of Class B Shares as to Which Lavin Has:

                                              Lavin      BEL Trust  LHL Trust
                                           ------------  ---------  ---------
          (i)   Sole power to vote:            922/1/         0          0
          (ii)  Shared power to vote:       8,164,266/2/  3,409,884  4,234,382
          (iii) Sole power to dispose:         922/1/         0          0
          (iv)  Shared power to dispose:    8,164,266/2/  3,409,884  4,234,382

    /1/ The 922 shares held by Lavin and reflected as sole power to vote and sole power to dispose include 922 shares held directly.

    /2/ The 8,164,266 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 3,409,884 shares held by the BEL Trust; 4,234,382 shares held by the LHL Trust; and 520,000 shares held by Lavin Family Foundation.

Lavin shares the power to vote and dispose of 3,409,884 shares held by the BEL Trust, 4,234,382 shares held by the LHL Trust and the 520,000 shares held by Lavin Family Foundation with his wife, Bernice E. Lavin, and Mrs. Bernick. Certain information regarding Mrs. Lavin and Mrs. Bernick is presented below:


     (i)    Name of Person:             (1)       Bernice E. Lavin
                                        (2)       Carol L. Bernick

     (ii)   Address:                    (1),(2),  2525 Armitage Avenue
                                        and (3)   Melrose Park, Illinois 60160

     (iii)  Principal Business:         (1)       Bernice E. Lavin, an individual, is a Director,
                                                  Vice Chairman, Treasurer and Secretary of the
                                                  Company.
                                        (2)       Carol L. Bernick, an individual, is a Director,
                                                  Vice Chairman, Assistant Secretary of the
                                                  Company, and President Alberto-Culver North
                                                  America, a division of the Company.
     (iv)   Prior Criminal              None.
            Convictions:

     (v)    Prior Civil Proceedings
            with Respect to Federal or
            State Securities Laws:      None.

-----------------------                                    ---------------------
  CUSIP NO. 013068101                13D                     Page 7 of 7 Pages
-----------------------                                    ---------------------

          (vi)  Citizenship/Organization:  U.S. Citizen.

     Excluded are 454,592 Class A shares and 740,304 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares held by his spouse and they are not included above.

     The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 421,378 Class A shares held by Lavin Family Foundation and the 64 Class A shares held by the BEL Trust.

     (c)  None, except as reported in Item 3 above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001



Signature:         /s/ Leonard H. Lavin
                   --------------------------------------------------------

Name/Title:        Leonard H. Lavin, individually; as co-trustee of the Bernice
                   E. Lavin Trust, u/a/d 12/18/87; and as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87.